June 28, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Paik

Re:	Sellas Life Sciences Group, Inc.

Registration Statement on Form S-1

File No. 333-225140

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on June 26, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-225140) to Wednesday, June 27, 2018, at 4:30 p.m., Eastern Time (which was later changed orally to Thursday, June 28, 2018 at 4:30 p.m., Eastern Daylight Time), in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date thereof.

Please note that we intent to file as correspondence a new acceleration request tomorrow morning requesting the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-225140) to Monday, July 2, 2018, at 9:00 a.m., Eastern Time.

Very truly yours, Sellas Life Sciences Group, Inc.

By:	/s/ Barbara A. Wood
Barbara A. Wood Executive Vice President, General Counsel and Corporate Secretary

cc:    Yvan-Claude Pierre, Cooley LLP